Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

N-2

NXG Cushing Midstream Energy Fund

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees Previously Paid	Equity	Common Shares of Beneficial Interest	(1)	457(o)	500,000,000	$		$500,000,000.00	0.0001531		$76,550.00
Fees Previously Paid	Other	Subscription Rights to Purchase Common Shares of Beneficial Interest		457(o)		$	$			$

Total Offering Amounts:								$500,000,000.00			76,550.00
Total Fees Previously Paid:											76,550.00
Total Fee Offsets:
Net Fee Due:											$0.00

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Offering Note(s)

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee.